02043863

OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Commission file number: **1-11808**

CORIMON, C.A. S.A.C.A

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE 7-1-02

For the month of JULY, 20 02

CORIMON, C.A. S.A.C.A

(Translation of registrant's name into English)

CALLE HANS NEUMANN, EDIF. CORIMON, PH, LOS CORTIJOS DE LOURDES, CARACAS, VENEZUELA.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Material Events

(1) This report consists of an English translation of the original Spanish language version of The Notice of Meeting for the Corimon's Shareholders Meeting to be held on July 29, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORIMON C.A. S.A.C.A.
(Registrant)

By: [signature]

Eduardo Meléndez
Company's C.F.O and legal vice president

Date: July 17, 2002.

Index to Exhibits

Exhibit	Item	Page
1	Notice of meeting for the Corimon's Shareholders Meeting	4

Exhibit 1

CORIMON, C.A.
SUBSCRIBED AND PAID-IN CAPITAL BS. 75,368,354,800.00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Shareholders Meeting to be held on July twenty-nine (29), 2002, at 5:00 p.m. in the Pent House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1) Consider and resolve upon the financial statements for the fiscal year completed on March 31, 2002, considering the report of the Shareholders' Auditors, as well as consider and resolve upon the Board of Directors' report.

2) Consider and resolve upon the appointment of the Shareholders' Auditors and their alternates, as well as set their compensation; appoint and independent public accounting firm to issue an opinion on the company's annual financial statements.

3) Consider and resolve upon an amendment to Article 15 of the Company's Bylaws referring to the management and administration of the Company. If approved, name the Directors to serve on the Board of Directors and appoint from their number the Directors to serve as Chairman and Vice Chairman of the Board of Directors.

4) Consider and resolve upon amendments to Article 5, 6, 7, and 8 of the Company's Bylaws referring to the Company's capital stock and shares in the Company, pursuant to the provisions of Article 7 of the current Bylaws of the Company.

5) Consider and resolve upon an amendment to Article 20 of the Company's Bylaws referring to the powers of the Chairman and the Vice-Chairman of the Board of Directors.

6) Consider and resolve upon changing the Company's fiscal year; based on this result, consider and resolve upon an amendment to Article 25 of the Company's Bylaws.

Caracas, July 12, 2002.

Note: The shareholders are informed that the draft proposal for the company's articles of incorporation and bylaws to be submitted by the Board of Directors will be available for your inspection at least fifteen (15) days prior to the Shareholders Meeting at the company's offices located at Calle Hans Neumann, edificio Corimon, penthouse, Los Cortijos de Lourdes, Caracas, and at Banco Venezolano de Crédito, Securities Department, at Avenida Universidad No. 7, at the corner of las Monjas, Caracas, Venezuela.